March 20, 2012

Via Edgar

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Expedia, Inc.

   Form 10-K for Fiscal Year Ended December 31, 2011

   Filed February 10, 2012

   File No. 000-51447

Dear Ms. Cvrkel:

We have prepared the following responses to address comments contained in your letter dated March 8, 2012 regarding the above-referenced filing. As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information for your consideration.

As requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Financial Position, Liquidity and Capital Resources, page 44

1.	Please revise to disclose an estimate of your expected capital expenditures for the following fiscal year.

Response: We will revise our “Financial Position, Liquidity and Capital Resources” in future filings beginning with our next Quarterly Report on Form 10-Q to include the expected capital expenditures as requested.

Statements of Changes in Stockholders’ Equity and Comprehensive Income (Loss), page F-4

2.	We note that during 2011 you completed the spin-off of TripAdvisor, Inc. and as a result you recorded a $647.5 million adjustment to Additional Paid-In Capital for the spin-off transaction. Please explain to us and revise to disclose in the notes to the financial statements how you calculated or determined the amount of the spin-off adjustment.

Response: The $647.5 million net reduction to additional paid-in capital includes, (1) a reduction to net equity for the spin-date balance of TripAdvisor’s net assets, which were contributed to TripAdvisor, Inc. upon spin-off pursuant to the separation agreement, (2) an increase to net equity related to the reclassification of TripAdvisor’s intercompany receivable from Expedia, which was extinguished on the spin-date pursuant to the separation agreement and (3) a reduction to net equity for the portion of Expedia’s TripAdvisor Media Group reporting unit goodwill that exceeded the historical cost of TripAdvisor’s goodwill in accordance with ASC 350-20-35-51. The details of these adjustments are as follows (in thousands):

TripAdvisor Invested Equity as of December 20, 2011	$521,792
Reclassification of TripAdvisor’s intercompany receivable from Expedia, which was extinguished in connection with the spin-off	(191,349)
Adjustments to Expedia’s TripAdvisor Media Group reporting unit goodwill required to effect the spin-off	317,085

Reduction to additional paid-in capital related to spin-off adjustment	$647,528

As requested by the Staff, we will revise our stockholders’ equity footnote in the consolidated financial statements in future filings beginning with our next Annual Report on Form 10-K to include the disclosure of how the additional paid-in capital adjustment was derived as described above.

Note 12. Stockholders’ Equity, page F-26

Noncontrolling Interests, page F-27

3.	We note from your disclosure in Note 12 that it appears that your ownership interest in eLong changed during 2011. Please provide for us and revise the notes to the financial statements to include a separate schedule that shows the effects of changes in your ownership interest in eLong. See guidance in ASC 810-10-50-1(A)d.

Response: For the year ended December 31, 2011, the separate schedule showing the effects of changes in our ownership interest in eLong, Inc. was as follows (in thousands):

Net income attributable to Expedia, Inc.	$472,294
Transfers (to) from the noncontrolling interest due to:
Net increase in Expedia, Inc.’s paid-in capital for newly issued eLong shares(1)	25,957
Net decrease in Expedia, Inc.’s paid-in capital for purchase of outstanding shares of eLong	(59,070)

Net transfers to noncontrolling interest	(33,113)

Change from net income attributable to Expedia, Inc. and transfers to noncontrolling interest	$439,181

(1)	Primarily due to our acquisition of 5,400 newly issued shares of eLong and, at the same time, Tencent Holdings Limited acquisition of 11,070 newly issued shares of eLong in the second quarter of 2011.

We will revise our stockholders’ equity footnote in the consolidated financial statements in future filings beginning with the next Quarterly Report on Form 10-Q that includes significant ownership interest changes in eLong to include a separate schedule that shows the effects of the changes in our ownership interest in eLong as requested.

Note 16-Commitments and Contingencies

Legal Proceedings, page F-30

4.	We note your disclosures indicating that seventy-nine lawsuits have been filed by cities, counties and states involving hotel occupancy taxes. As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, you have established a reserve for the potential settlement of issues related to hotel occupancy taxes in the amount of $32 million as of December 31, 2011 and $24 million as of December 31, 2010. This reserve is based on your best estimate and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. We also note that your introductory statement indicates that you do not believe the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on your financial results. However, we note that the penultimate Risk Factor on page 14 states that if legal proceedings were to result in unfavorable outcomes, it could have a material adverse effect on your business and financial performance. Please revise to resolve the inconsistencies between these disclosures.

Response: We respectfully advise the Staff that the disclosure in Note 16 regarding legal proceedings is intended to comply with applicable accounting standards, including ASC 450-20, while the disclosure in the risk factor is intended to comply with Item 503(c) of Regulation S-K. In addition, in our opinion, these instances of disclosure are not inconsistent and are intended to convey complementary information to our stockholders. In light of the Staff’s comment, however, and consistent with our continuing efforts to provide clear disclosure to our stockholders, we propose the following additional language to the last sentence of the first paragraph under “Legal Proceedings” in our commitments and contingencies footnote in the consolidated financial statements in future filings beginning with the next Quarterly Report on Form 10-Q (with additional language marked in bold):

“We do not believe that the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on our financial results; however, litigation is inherently uncertain and the actual losses incurred in the event that our legal proceedings were to result in unfavorable outcomes could have a material adverse effect on our business and financial performance.”

Note 17-Related Party Transactions, page F-31

5.	We note the discussion on page 3 that indicates that your Chairman and Senior Executive of Expedia, Mr. Diller, controls about 62% of the outstanding total voting power of Expedia. Please revise the notes to your audited financial statements to indicate the percentage ownership interest he holds and disclose his ability to exercise significant influence or control over the Company’s operations. Refer to the requirements of ASC 850-10-50-1.

Response: We will revise our related party transactions footnote in the consolidated financial statements in future filings, beginning with the next Quarterly Report on Form 10-Q, to include disclosure similar to that below, which incorporates our revisions in response to Comments 5, 6 and 7:

“Mr. Diller, our Chairman of the Board of Directors and Senior Executive, through shares he owns beneficially as well as those subject to an irrevocable proxy granted by Liberty Interactive Corporation, controlled approximately 62% of the combined voting power of the outstanding Expedia capital stock as of December 31, 2011. As such, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of our stockholders (other than with respect to the election by the holders of common stock of 25% of the members of our Board of Directors and matters as to which Delaware law requires a separate class vote). Upon Mr. Diller’s permanent departure from Expedia, the irrevocable proxy would terminate and depending on the capitalization of Expedia at such time, Liberty could effectively control the voting power of our capital stock.

In addition to serving as our Chairman and Senior Executive, Mr. Diller also serves as Chairman of the Board of Directors and Senior Executive at both IAC and TripAdvisor. Certain of our other executives also maintain roles with both IAC and TripAdvisor. Our certificate of incorporation provides that no officer or director of Expedia who is also an officer or director of IAC or of TripAdvisor will be liable to Expedia or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to IAC or TripAdvisor instead of Expedia, or does not communicate information regarding a corporate opportunity to Expedia because the officer or director has directed the corporate opportunity to IAC or TripAdvisor, which could have the effect of increasing the risk of conflicts of interest between the companies.”

6.	Furthermore, disclose the relationship with Liberty Interactive Corporation (Liberty) and the fact that if Mr. Diller ceases to control the company, Liberty may effectively control the company.

Response: We will revise our related party transactions footnote in the consolidated financial statements in future filings beginning with the next Quarterly Report on Form 10-Q to include the above requested information. See our response above to Comment 5 for the proposed disclosure.

7.	Finally, we note that your certificate of incorporation provides that no officer or director of Expedia who is also an officer or director of IAC or of TripAdvisor will be liable to Expedia or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to IAC or TripAdvisor instead of Expedia, or does not communicate information regarding a corporate opportunity to Expedia because the officer or director has directed the corporate opportunity to IAC or TripAdvisor. In light of the increasing competitive pressures described in your Risk Factors and MD&A, please disclose the exacerbated risks of conflicts of interest as described in the first Risk Factor on page 16 between Expedia, IAC and TripAdvisor because the provision effectively shields an overlapping director/executive officer from liability for breach of fiduciary duty in the event that such director or officer chooses to direct a corporate opportunity to IAC or TripAdvisor instead of Expedia.

Response: We will revise our related party transactions footnote in notes to the consolidated financial statements in future filings beginning with the next Quarterly Report on Form 10-Q to include the above requested information. See our response above to Comment 5 for the proposed disclosure.

Please contact me at (425) 679-3255 (phone) or mokerstrom@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ MARK D. OKERSTROM
Mark D. Okerstrom
Chief Financial Officer